SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number: 000-29634

FUNDTECH LTD.
(Translation of Registrant’s Name Into English)

10 Hamada Street, 5th Floor
Herzliya, Israel, 46140
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Termination of S1 Merger Agreement

Fundtech Ltd. (“Fundtech”) received a binding offer from GTCR Fund X/A LP and related entities, dated September 14, 2011.  The board of directors of Fundtech considered such binding offer, and following consultation with outside legal counsel and a financial advisor, determined that such binding offer constituted a “Company Superior Offer” under the Agreement and Plan of Merger and Reorganization, dated as of June 26, 2011 (the “S1 Merger Agreement”), among S1 Corporation, a Delaware corporation (“S1”), Finland Holdings (2011) Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of S1, and Fundtech.  Under the S1 Merger Agreement, Fundtech provided notice to S1 of its board’s intention to change its recommendation and terminate the S1 Merger Agreement.  S1 and Fundtech agreed to terminate the S1 Merger Agreement prior to the expiration of the five business day period contemplated by the S1 Merger Agreement upon payment of the $11.9 million termination fee.  On September 16, 2011, US FT Parent, Inc., a Delaware corporation (“Parent”), paid (on behalf of Fundtech) the termination fee due to S1 upon termination of the S1 Merger Agreement and the S1 Merger Agreement was therefore terminated in accordance with its terms.

Entry into the GTCR Merger Agreement

On September 16, 2011, Fundtech entered into an Agreement and Plan of Merger (the “GTCR Merger Agreement”), with Parent and F.T. Israeli Mergerco Ltd., a company organized under the laws of the State of Israel and an indirect wholly-owned subsidiary of Parent (“Merger Sub”).  Pursuant to the GTCR Merger Agreement, Merger Sub will merge with and into Fundtech, with Fundtech surviving as the continuing corporation in the Merger and becoming an indirect wholly-owned subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in the GTCR Merger Agreement.  The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Companies Law, 5759-1999 of the State of Israel (together with the regulations promulgated thereunder, the “Companies Law”).  The Merger will be financed through debt and equity financing, for which Parent has obtained commitments.

Subject to the terms and conditions of the GTCR Merger Agreement, each ordinary share, nominal value NIS 0.01, of Fundtech (a “Fundtech Ordinary Share”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be canceled and converted into the right to receive $23.33 in cash (the “Merger Consideration”).  Options or rights to acquire Fundtech Ordinary Shares outstanding immediately prior to the Effective Time will become fully vested and cancelled in exchange for the right to receive the applicable Merger Consideration less any exercise price, and subject to applicable withholding taxes, if any.  Restricted Fundtech Ordinary Shares outstanding immediately prior to the Effective Time will become fully vested and all restrictions therein will lapse and will be exchanged for the Merger Consideration.

Consummation of the Merger is subject to conditions, including (i) the affirmative vote of at least a majority of the voting power of the holders of Fundtech Ordinary Shares present and voting in person or by proxy at a meeting of Fundtech’s shareholders, excluding abstentions, (ii) the receipt by Fundtech of an opinion from an internationally recognized firm to the effect that Fundtech is solvent under the laws of the State of Israel, immediately after giving effect to the transactions contemplated by the GTCR Merger Agreement, (iii) the absence of a Company material adverse effect on Fundtech, (iv) Fundtech having at least $65 million in cash and cash equivalents at the Closing (calculated as provided in the Merger Agreement), (v) the receipt of a withholding ruling from the Israeli Tax Authority (or a confirmation in writing by Parent that it will not withhold Israeli taxes from Exempted Shareholders (as defined in the GTCR Merger Agreement)), (vi) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (vii) the absence of any law or order prohibiting the consummation of the Merger, (viii) the accuracy of the representations and warranties of each party in the Merger Agreement (most of which are subject to an overall material adverse effect qualification or other materiality qualifications), (ix) compliance in all material respects by each party with its covenants under the Merger Agreement, and (x) the filing of an undertaking in standard form by Parent with the office of the Chief Scientist of the Israeli Ministry of Trade & Industry.

The Merger Agreement contains customary covenants, including, among others, a covenant by Fundtech to conduct its business in the ordinary course during the interim period between the execution of the GTCR Merger Agreement and consummation of the Merger and not to engage in certain kinds of activities during such period.  Fundtech has agreed not to (i) solicit proposals relating to alternative business combination transactions or (ii) enter into discussions or negotiations or an agreement concerning, or provide confidential information in connection with, any alternative proposals for alternative business combination transactions.  Each of these covenants is subject to exceptions as provided in the GTCR Merger Agreement.

The GTCR Merger Agreement contains certain termination rights for both Fundtech and Parent.  In certain circumstances, Fundtech will be required to pay Parent a $17.6 million termination fee and/or reimburse Parent the $11.9 million fee paid by Parent (on behalf of Fundtech) to S1 in connection with the termination of the S1 Merger Agreement.  In addition, Fundtech is required to pay Parent a $75 million termination fee and reimburse Parent for such $11.9 million fee if Fundtech commits certain material breaches of its covenants (other than a breach of the “non-solicitation” provisions) and such breach is the principal cause of the failure of the Merger to be consummated.  Parent is required to pay Fundtech a $75 million termination fee if the GTCR Merger Agreement is terminated (in accordance with its terms) because (i) Parent committed certain material breaches of its covenants and such breach is the principal cause of the failure of the Merger to be consummated or (ii) Parent fails to close the Merger when required to despite all conditions to the Merger having been satisfied.  Fundtech is required to reimburse Parent the $11.9 million fee or pay Parent a $3 million fee in certain other circumstances.  In addition, each of Fundtech and Parent may also seek specific performance and damages for breaches of the agreement up to an amount of $75 million plus reimbursement of the $11.9 million fee, if applicable.  GTCR Fund X/A LP has provided a guarantee in the Company’s favor with respect to certain of Parent’s obligations, including the obligation to pay the termination fee and any damages, up to an amount of $75 million.

Fundtech expects to convene a shareholders’ meeting in the coming days.  In the coming weeks, Fundtech will provide to its shareholders a proxy statement describing the Merger, the GTCR Merger Agreement, the procedure for voting in person or by proxy at such meeting and various other details related to the meeting.  If the Merger is approved at such meeting, Israeli law mandates a 30-day waiting period before the Merger can become effective.

Voting Agreement

In connection with the execution of the Merger Agreement, Clal Industries and Investments Ltd., which currently owns approximately 58% of the outstanding Fundtech Ordinary Shares, has entered into a voting agreement with Parent pursuant to which it has agreed, subject to the terms and conditions thereof, to vote in favor of the matters related to the Merger and against any alternative business combination transaction.  Clal Industries and Investments Ltd.’s prior voting agreement with S1 terminated automatically in accordance with its terms upon termination of the S1 Merger Agreement.

Press Release

On September 16, 2011, Fundtech issued a press release announcing the termination of the S1 Merger Agreement and execution of the GTCR Merger Agreement.

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Copies of the GTCR Merger Agreement, the Voting Agreement and the press release announcing the termination of the S1 Merger Agreement and execution of the GTCR Merger Agreement are attached as exhibits hereto and are hereby incorporated into this report by reference.  The foregoing descriptions of the GTCR Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of those agreements.

The GTCR Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the GTCR Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the GTCR Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the GTCR Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, Fundtech. Fundtech’s shareholders and other investors are not third-party beneficiaries under the GTCR Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Fundtech, Parent, Merger Sub or any of their respective subsidiaries or affiliates.

FORWARD-LOOKING STATEMENTS

Certain statements in this report may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements include, but are not limited to, the expected completion of the transaction and the timing thereof, the satisfaction or waiver of any conditions to the transaction, any events related to the transaction, our expected revenues, our market and growth opportunities, the amount of anticipated cost synergies and other benefits associated with any proposed transaction and other statements that are not historical fact.

These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to uncertainties as to the conditions to the transaction discussed in the press release, operational challenges in achieving strategic objectives and executing our plans, the risk that markets do not evolve as anticipated, the potential impact of the general economic conditions and competition in the industry.

We refer you to the documents that Fundtech submits from time to time to the SEC, including the section titled “Risk Factors” of Fundtech’s most recent Annual Report on Form 20-F, as well as the information statement to be submitted by Fundtech, which contains and identifies other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All subsequent written and oral forward-looking statements by or concerning Fundtech are expressly qualified in their entirety by the cautionary statements above. Except as may be required by law, Fundtech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Fundtech intends to submit relevant materials to the SEC and other governmental or regulatory authorities, including a proxy statement.  INVESTORS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FUNDTECH AND THE TRANSACTION.  The proxy statement and certain other relevant materials (when they become available) and any other documents submitted by Fundtech to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov.  In addition, investors may obtain free copies of the documents submitted to the SEC by contacting Fundtech’s Investor Relations at (201) 946-1100 or by accessing Fundtech’s investor relations website at www.fundtech.com.  Investors are urged to read the proxy statement and information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 Date:   September 16, 2011

FUNDTECH LTD.

By:	/s/ Yoram Bibring
Yoram Bibring
Chief Financial Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated as of September 16, 2011, by and among US FT Parent, F.T. Israeli Mergerco Ltd. and Fundtech Ltd.

99.2	Voting Agreement, dated as of September 16, 2011, by and between US FT Parent, Inc. and Clal Industries and Investments Ltd.

99.3	Press Release issued September 16, 2011.